                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                            -----------------------


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*

                              ------------------


                        HEARST-ARGYLE TELEVISION, INC.
                               (Name of Issuer)


                             SERIES A COMMON STOCK
                        (Title of Class of Securities)

                                  422317 10 7
                                (CUSIP Number)
                                --------------



                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2025


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                            ------------------------
                                    Copy to:
                             Steven A. Hobbs, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000
                            ------------------------


                                AUGUST 29, 1997
            (Date of Event which Requires Filing of this Statement)

- -------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
<square>

Check the following box if a fee is being paid with this statement <square> (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
- -------------------------------------------------------------------------------

CUSIP No. 422317 10 7           13D

      1.      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST CORPORATION
      2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)<square>
                                                                  (b)<square>
      3.      SEC USE ONLY

      4.      SOURCE OF FUNDS
                                OO (see item 3)
      5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     <square>

      6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                DELAWARE

               7.       SOLE VOTING POWER

NUMBER OF
 SHARES        8.       SHARED VOTING POWER
BENEFICIALLY                    38,611,002
 OWNED BY
   EACH        9.       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH   10.       SHARED DISPOSITIVE POWER

                                38,611,002
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                38,611,002
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     <square>
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          82.35% (Based on a total of 46,888,056 shares, representing the estimated number of shares outstanding after the Merger and the
                          Reporting Persons' shares subject to conversion privileges, on a fully diluted basis)
     14.      TYPE OF REPORTING PERSON
                                CO

CUSIP No. 422317 10 7           13D

      1.      NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST
      2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)<square>
                                                                     (b)<square>
      3.      SEC USE ONLY


      4.      SOURCE OF FUNDS
                                OO (see item 3)
      5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                        <square>
      6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                DELAWARE

              7.       SOLE VOTING POWER

  NUMBER OF
   SHARES     8.       SHARED VOTING POWER
BENEFICIALLY                38,611,002
  OWNED BY    9.       SOLE DISPOSITIVE POWER
    EACH
 REPORTING   10.       SHARED DISPOSITIVE POWER
PERSON WITH
                                38,611,002
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                38,611,002
     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        <square>
     13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          82.35% (Based on a total of 46,888,056 shares, representing the number estimated of shares outstanding after the Merger and the Reporting
                          Persons' shares subject to conversion privileges, on a fully diluted basis)
     14.      TYPE OF REPORTING PERSON
                                CO

                             SCHEDULE 13D

     This Amendment No. 2, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 1.    SECURITY AND ISSUER.

     This Statement relates to the shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 888 Seventh Avenue, New York, New York 10106.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Hearst contributed certain of its television broadcast assets to Argyle Television, Inc. ("Argyle") for which it received 38,611,000 shares of Series B Common Stock of Argyle, and Contribution Sub, a wholly-owned subsidiary of Hearst, contributed all of its assets to Argyle for which it received one share of Series B Common Stock of Argyle. Thereafter, Merger Sub, a wholly-owned subsidiary of Hearst, merged with and into Argyle (which was renamed Hearst-Argyle Television, Inc.) for which Hearst received one share of Series B Common Stock of the Issuer. By virtue of the Merger each share of Argyle Series B Common Stock was converted into a share of Series B Common Stock of the Issuer. Certain of the assets contributed by Contribution Sub were borrowed pursuant to a Demand Promissory Note, dated August 29, 1997, issued to The Chase Manhattan Bank, which was assumed by Argyle and cancelled after the contribution.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     As of March 26, 1997, Hearst, Merger Sub, Contribution Sub and Argyle entered into an Amended and Restated Agreement and Plan of Merger, providing for the contribution of certain assets by Hearst and Contribution Sub to Argyle and the merger of Merger Sub with and into Argyle in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). The Merger become effective and the Voting Agreements were terminated on August 29, 1997. Argyle was the surviving corporation in the Merger and was renamed Hearst-Argyle Television, Inc., and the outstanding shares of capital stock of Merger Sub and Argyle were converted or canceled in the manner described below.

     Prior to the effective time of the Merger, Argyle executed and filed an amended and restated Certificate of Incorporation (the "Restated Charter"), with the Secretary of State of Delaware, as provided in Section 245 of the DGCL, in order to reclassify Argyle's capital stock. In such reclassification, Argyle's existing Series B Common Stock and Series C Common Stock became Series A Common Stock and a new Series B Common Stock was authorized which may only be held by Hearst or entities controlled by Hearst. The existing Series A Common Stock is entitled to elect two directors and the new Series B Common Stock is entitled to elect the remaining directors, but not less than a majority. In addition, Argyle's existing Series A Preferred Stock and Series B Preferred Stock was given voting rights and will vote with the Series A Common Stock as a single class.

     Immediately thereafter and prior to the Merger, Hearst contributed certain assets used in its television broadcast business to Argyle in exchange for 38,611,000 shares of Argyle Series B Common Stock. In addition, Contribution Sub contributed all of its assets in exchange for one share of Argyle Series B Common Stock.

     At the effective time of the Merger, (i) each issued and outstanding share of the Common Stock, par value $0.01 per share, of Merger Sub ("Merger Sub Common Stock") was converted into and became one share of Series B Common Stock of the Issuer; (ii) each share of Argyle Series A Common Stock, and Argyle Series B Common Stock, and each share of Argyle Series A Preferred Stock and Argyle Series B Preferred Stock that was owned by Argyle as treasury stock was canceled and retired and ceased to exist and no stock of the Issuer or other consideration was delivered in exchange therefor; (iii) each issued and outstanding share of Argyle Series B Common Stock was converted into and became one fully paid and nonassessable share of Series B Common Stock of the Issuer; and (iv) each issued and outstanding share of Argyle Series A Preferred Stock was converted into one share of Series A Preferred Stock of the Issuer, and each issued and outstanding share of Argyle Series B Preferred Stock was converted into one share of Series B Preferred Stock of the Issuer.

     At the effective time of the Merger, each issued and outstanding share of Argyle Series A Common Stock was converted into, at the election of each holder
(i) the right to receive one share of Series A Common Stock of the Issuer; (ii) the right to receive cash, without interest, in an amount equal to $26.50; or
(iii) the right to receive 0.50 shares of Series A Common Stock of the Issuer and cash, without interest, in the amount of $13.25. In addition, options outstanding with respect to Argyle Series A Common Stock, at the election of each optionholder, will (x) continue to represent options for an equal number of Series A Common Stock of the Issuer (a "Rollover Election") or (y) will be converted into the same consideration as a share of Argyle Series A Common Stock (subject to reduction for the option exercise price). Stockholders and optionholders who elect all cash or all stock will be subject to proration to the extent that less than $100 million or more than approximately $160 million in cash consideration is elected by all stockholders.

     Because approval of Argyle's stockholders was required by applicable law in order to adopt the Restated Charter and consummate the transactions contemplated by the Merger Agreement, Argyle submitted the Restated Charter, the Merger and the Merger Agreement to its stockholders for approval and received the requisite vote.

     The directors and executive officers of the Issuer are the individuals listed on Schedule II.

     In addition, Hearst and the Issuer entered into a Pension Asset Transfer Agreement, dated August 29, 1997, whereby Hearst intends to contribute certain pension plan assets related to the contributed broadcast business to the Issuer. In exchange for the contributed pension plan assets, Hearst will receive 1,000,000 shares of Series B Common Stock of the Issuer. Hearst and the Issuer expect the pension plan asset transfer to occur as soon as practicable after the Merger and the establishment of a pension plan by the Issuer.

     The Merger Agreement provides that, if at any time the Issuer desires to issue to Hearst, or Hearst desires to purchase from the Issuer and the Issuer desires to issue and sell to Hearst, any additional shares of common stock of the Issuer, then Hearst shall have the right to elect at its sole option to receive or purchase such shares of common stock in the form of either Issuer Series A Common stock or Issuer Series B Common Stock.

     The Amended and Restated Agreement and Plan of Merger, the Pension Plan Transfer Agreement and the Demand Promissory Note, conformed copies of which are filed as Exhibits 7.11, 7.12 and 7.13 hereto, are incorporated herein for reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of August 29, 1997, the Reporting Persons owned no shares of Series A Common Stock of the Issuer. Each share of Series B Common Stock of the Issuer is, however, immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 38,611,001 shares of Series B Common Stock received by Hearst in the Merger and the one share of Series B Common Stock received by Contribution Sub in the Merger represent, if converted, 38,611,002 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Hearst and the Trust are deemed to have beneficial ownership of each of the 38,611,002 converted shares (the "Securities"). The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Contribution Sub's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the one share of Series B Common Stock owned by Contribution Sub. As a result, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 82.35% of the shares of Series A Common Stock outstanding of the Issuer, based on the estimated number of outstanding shares after the Merger (the actual number of outstanding shares after the Merger may differ based on the proration calculations) and the Reporting Persons' shares subject to conversion privileges, on a fully diluted basis.

     (e) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 7.11 Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, HAT Merger Sub, Inc., HAT Contribution Sub, Inc. and Argyle Television, Inc.

    Exhibit 7.12 Pension Plan Asset Transfer Agreement, dated August 29, 1997, by and between The Hearst Corporation and Argyle Television, Inc.

    Exhibit 7.13 Demand Promissory Note, dated August 29, 1997, executed by HAT Contribution Sub, Inc. for the benefit of The Chase Manhattan Bank.

                              SCHEDULE II

            DIRECTORS AND EXECUTIVE OFFICERS OF THE ISSUER


Set forth in the table below is the name and class/office of each director and executive officer of the Issuer.


NAME                          CLASS/OFFICE


David J. Barrett              Series  B  Director; Executive Vice President and
                              Chief Operating Officer

Frank A. Bennack, Jr.         Series B Director

Dean H. Blythe                Senior  Vice   President-Corporate   Development,
                              Secretary and General Counsel

John G. Conomikes             Series   B   Director;   President  and  Co-Chief
                              Executive Officer

Victor F. Ganzi               Series B Director

Harry T. Hawks                Senior Vice President and Chief Financial Officer

George R. Hearst, Jr.         Series B Director

William R. Hearst, III        Series B Director

Bob Marbut                    Series  B  Director; Chairman  of  the  Board  of
                              Directors and Co-Chief Executive Officer

Gilbert C. Maurer             Series B Director

Ibra Morales                  Senior Vice President-Sales

David Pulver                  Series A Director

Virginia H. Randt             Series B Director

Anthony J. Vinciquerra        Executive Vice President

Caroline Williams             Series A Director

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 3, 1997



                                  THE HEARST CORPORATION


                                  By:   /S/ JODIE W. KING
                                     ---------------------------
                                      Name:  Jodie W. King
                                      Title:  Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 3, 1997



                                  THE HEARST FAMILY TRUST


                                  By:   /S/ VICTOR F. GANZI
                                     ---------------------------
                                      Name:  Victor F. Ganzi
                                      Title:  Trustee

                             EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION
- -----------                      -----------

Exhibit 7.11 Amended and Restated  Agreement  and  Plan  of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, HAT Merger Sub, Inc., HAT Contribution Sub, Inc. and Argyle Television, Inc.

Exhibit 7.12 Pension Plan Asset  Transfer  Agreement,  dated  August  29,
             1997, by and between The Hearst Corporation and Argyle Television, Inc.

Exhibit 7.13 Demand Promissory  Note,  dated  August  29, 1997,  executed by HAT Contribution Sub, Inc. for the benefit of The Chase Manhattan Bank.